

September 7, 2011

<u>Via E-mail</u>
Mr. Larry Page
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

      Re: **Google, Inc.**
                Form 10-Q for the quarterly period ended June 30, 2011
                Filed on July 27, 2011
                Form 10-K for the fiscal year ended December 31, 2010
                Filed on February 11, 2011
                File No. 000-50726

Dear Mr. Page:

      We have reviewed your letter dated July 20, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2011.

Form 10-Q for the quarterly period ended June 30, 2011

Consolidated Financial Statements

Note 12. Contingencies

Legal Matters, page 19

1.   If material, please tell us and revise future filings to disclose your policy for
        accruing for legal fees associated with your loss contingencies. See ASC 450-20-
        S99-2.

2.   We note your response to prior comment 2 and have the following additional
        comments:

        • Please clarify your statement, "In all of our outstanding legal matters in which
          we have not made an accrual, management is unable to estimate a range of
          reasonably possible loss due to various reasons…" In this regard, revise your
          disclosures in future filings to provide your reasonably possible range of loss
          for all matters, not only those in which you have not made an accrual.

        • Your proposed disclosures state the following:

          o "[M]anagement is unable to estimate a range of reasonably possible loss."
          o "[W]e believe that the final outcome of the matters discussed above,
            including liabilities in excess of the amounts accrued, if any, will not,
            individually or in the aggregate, have a material adverse effect…"
          o "[T]he final outcome of a particular matter could have a material adverse
            effect…"

          You also indicate in your response that you believe you have meritorious
          defenses and will prevail in most cases.

          It appears that these four statements are inconsistent. Please revise your
          disclosures to clarify. For example, your statement regarding your
          meritorious defenses suggests that any loss in excess of amounts already
          accrued, if any, is remote. Please clarify. Further, if the second bullet above
          is true regarding your belief that reasonably possible losses in excess of
          amounts accrued, if any, will not, individually or in the aggregate, have a
          material adverse effect on your financial statements, then the first bullet above
          that "management is unable to estimate a range of reasonably possible loss" is
          unclear and appears unnecessary. In addition, it is unclear whether the third
          bullet above is intended to convey that remote (but not reasonably possible)
          loss contingencies may be material. Without such clarification, the third
          bullet appears to contradict the second bullet above.

        • If your reasonably possible range of loss in excess of amounts accrued, if any,
          will, individually or in the aggregate, have a material adverse effect on your
          financial statements, please further explain to us why you are unable to
          provide an estimate of the reasonably possible range of loss. In this regard,
          please tell us, for each material matter:

o   The stage of the litigation.
o   The likelihood of loss (remote, reasonably possible, probable).
o   The extent to which your past or other company experience is applicable, and if so, the results of that experience.
o   How you are able to consider settlement opportunities without an estimate of your reasonably possible loss in the event of trial versus settlement.

We note your response that there is uncertainty as to the outcome of pending appeals, motions, or settlements. Nonetheless, it is unclear why a determination of the potential outcomes that are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes cannot be made. In addition, we recognize that there may be uncertainties associated with your estimates that may cause them to change in the future. However, we do not believe that such uncertainties necessarily indicate that a loss contingency cannot be estimated.

Department of Justice Investigation (Advertising), page 19

3.   We note your response to prior comment 6. Please address the following:

- Provide us with a detailed timeline from commencement of the investigation to its conclusion, highlighting significant events, including circumstances as of December 31, 2010, the date of the filing of your 10-K, March 31, 2011, and the date of the filing of your 10-Q. Please include in this timeline any related discussions or negotiations regarding a proposed settlement and your considerations in pursuing settlement versus a trial.

- Explain in greater detail why you believe a loss relating to this investigation was not reasonably possible until April 2011, when Google and the District of Rhode Island began negotiations regarding a potential financial component of a settlement conditioned on successful resolution of other aspects of an agreement. Please clarify the nature of negotiations and your expectations prior to April 2011 versus after April 2011.

- Tell us why you believe that prior to May 2011, the District of Rhode Island's claims and the terms of its settlement demands were sufficiently uncertain and preliminary that it was not possible to estimate the amount or range of a reasonable possible loss. In this regard, the basis upon which you were able to pursue settlement negotiations without an estimate of your reasonably possible loss is unclear.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 12. Commitments and Contingencies, page 72

Indemnifications

4.   We note your proposed disclosures in response to prior comment 3. In future filings, revise your proposed disclosures to clarify the following:

- You state that it is not possible to determine the maximum potential amount under your indemnification agreements. ASC 450 disclosures focus on the reasonably possible loss or range of loss in excess of amounts accrued, if any. Please disclose the information required by ASC 450.

- You state that to the extent that valid indemnification claims arise in the future, future payments by you could be significant. Please clarify:

  o   Whether you are referring to future indemnification claims relating to losses incurred as of the balance sheet date.

  o   Whether the likelihood of loss associated with future indemnification claims relating to losses incurred as of the balance sheet date is reasonably possible.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me with any other questions at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief